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June 26, 2024

Via EDGAR

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Doug Jones

Ms. Lyn Shenk

Ms. Rebekah Reed

Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.

Amendment No. 8 to the Registration Statement on Form F-1

(File No. 333-273166)

Dear Mr. Jones, Ms. Shenk, Ms. Reed, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 24, 2024 on the Amendment No. 7 to the Company’s Registration Statement on Form F-1 (File No. 333-273166) (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Amendment No. 8 to its Registration Statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 7 to Form F-1 Filed June 20, 2024

Exhibit 99.2, page II-6

3.

We note your response to prior comment 3 and reissue in part. Revise paragraph C(3) to state that the disclosure in the section “Taxation – People’s Republic of China Taxation” constitutes your opinion. In this regard, your revised opinion states that the statements in this section are your opinion only “to the extent that such statements constitute statements of PRC Laws,” however a “short-form” opinion should state that the disclosure in this section of the prospectus is the opinion of named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Also further revise the assumption in paragraph A(1) so that it excludes the “PRC Companies.” In this regard, we note that the current language continues to assume the legal authority of persons that do not have such legal authority.

In response to the Staff’s comment, the Company has revised the disclosure on the Exhibit 99.2 of the Revised Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Houqi Zhang, Chief Executive Officer and Chairman of Board of Directors, Autozi Internet Technology (Global) Ltd.

Fang Liu, Esq., Partner, VCL Law LLP